UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              SPECTRUM CONTROL INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    847615101
                              --------------------
                                 (CUSIP Number)

                                December 31, 2002
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / X /    Rule 13d-1(b)
     /   /    Rule 13d-1(c)
     /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                              CUSIP NO. 847615101

1.   Names of Reporting  Persons.
     I.R.S.  Identification  Nos. of above persons (entities only).

     Quaker Capital Management Corporation
     --------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group

     (a)
              ------
     (b)        X
              ------

3.   SEC Use Only
                      ---------------------------------------------------------

4.   Citizenship or Place of Organization                       Pennsylvania
                                                                ---------------

Number of          5.       Sole Voting Power                   819,000
  Shares                                                        ---------------
Beneficially       6.       Shared Voting Power                 588,200
  Owned by                                                      ---------------
Each Reporting     7.       Sole Dispositive Power              819,000
    Person                                                      ---------------
         With:     8.       Shared Dispositive Power            588,200
                                                                ---------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,407,200
     ----------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares
               --------
     The Reporting Person disclaims beneficial ownership of 1,378,000 shares owned by its clients.

11.  Percent of Class Represented by Amount in Row (9)

                                                  10.86%
                                                  --------

12.  Type of Reporting Person                                         IA
                                                                --------------



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


                                 SCHEDULE 13G/A
                              CUSIP NO. 847615101

Item 1.

     (a)  Name of Issuer

          SPECTRUM CONTROL INC.
          ---------------------------------------------------------------------

     (b)  Address of Issuer's Principal Executive Offices

          8031 Avonia Road, Fairview, Pennsylvania 16415
          ---------------------------------------------------------------------
Item 2.

     (a)  Name of Persons Filing

          Quaker Capital Management Corporation
          ---------------------------------------------------------------------

     (b)  Address of Principal Business Office or, if none,
          Residence

          401 Wood Street, Suite 1300, Pittsburgh, PA  15222
          ---------------------------------------------------------------------

     (c)  Citizenship

          Pennsylvania, USA
          ---------------------------------------------------------------------

     (d)  Title of Class of Securities

          Common Stock
          ---------------------------------------------------------------------

     (e)  CUSIP Number

          847615101
          ---------------------------------------------------------------------

                                 SCHEDULE 13G/A
                              CUSIP NO. 847615101

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)   /   /   Broker of dealer registered under section 15 of
                           the Act;

     (b)   /   /   Bank as defined in section 3(a)(6) of the Act;

     (c)   /   /   Insurance company as defined in section 3(a)(19)
                   of the Act;

     (d)   /   /   Investment company registered under section 8 of
                   the Investment Company Act of 1940;

     (e)   / X /   An investment adviser in accordance withss.240.13d-
                   1(b)(l)(ii)(E);

     (f)   /   /   An employee benefit plan or endowment fund in
                   accordance withss.240.13d-1(b)(1)(ii)(F);

     (g)   /   /   A parent holding company or control person in
                   accordance withss.240.13d-1(b)(1)(ii)(G);

     (h)   /   /   A savings association as defined in Section 3(b)
                   of the Federal Deposit Insurance Act;

     (i)   /   /   A church plan that is excluded from the definition
                   of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)   /   /   Group, in accordance withss.240.13d-1((b)(l)(ii)(J)

Item 4.  Ownership
         ---------

     (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,378,000 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals and employees own 29,200 shares of the Common Stock of the Issuer.

     (b) The shares covered by this report represent 10.86% of the Common Stock of the Issuer.

     (c) The Reporting Person has shared voting and dispositive power over 588,200 shares and sole voting and dispositive power over 789,800 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals and employees have sole voting and dispositive power over the 29,200 shares owned by the Reporting Person and/or its principals and employees.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                                                     ----------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          1,378,000 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the

                                 SCHEDULE 13G/A
                              CUSIP NO. 847615101

issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    QUAKER CAPITAL MANAGEMENT CORPORATION


                                         FEBRUARY 13, 2003
                                         -----------------------------------
                                                         Date


                                         /S/  MARK G. SCHOEPPNER
                                         -----------------------------------
                                                      Signature


                                         MARK G. SCHOEPPNER, PRESIDENT
                                         -----------------------------------
                                                      Name/Title


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